Exhibit 99.2

TEEKAY CORPORATION ANNOUNCES TENDER OFFER FOR ITS 8.5% SENIOR UNSECURED NOTES DUE 2020

HAMILTON, Bermuda, April 24, 2019 — Teekay Corporation (Teekay or the Company) (NYSE:TK) announced today that it has commenced a cash tender offer (the Offer) to purchase any and all of its outstanding 8.5% Senior Unsecured Notes due 2020 (the Notes), upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement, dated as of April 24, 2019 (the Offer to Purchase) and the related letter of transmittal and consent. Concurrently with the Offer, the Company is soliciting (the Solicitation) from the holders of the Notes a consent (the Consent) to certain proposed amendments (the Proposed Amendments) to the indenture governing the Notes described below. The Company intends to fund the Offer with a combination of (i) the net proceeds from the Company’s concurrent bond offering (the Bond Offering) of new senior secured notes announced today, (ii) available existing cash and (iii) borrowings under the Company’s equity margin loan facility.

The Offer will expire at 11:59 p.m., New York City time, on May 21, 2019, unless such deadline is extended or earlier terminated by the Company in its sole discretion (such time, as the same may be extended or earlier terminated, the Expiration Time). Holders who validly tender (and do not validly withdraw) their Notes and provide their Consents prior to 5:00 p.m., New York City time, on May 7, 2019 (unless such deadline is extended or the Offer is earlier terminated by Teekay in its sole discretion (such time, as the same may be extended or earlier terminated, the Early Tender and Consent Date)), will be entitled to receive the total consideration of $1,032.50, payable in cash for each $1,000 principal amount of Notes accepted for repayment, which includes an early tender premium of $50 per $1,000 principal amount of Notes accepted for payment. Holders who validly tender (and do not validly withdraw) their Notes after the Early Tender and Consent Date will be entitled to receive the Offer consideration of $982.50, payable in cash for each $1,000 principal amount of Notes accepted for payment. Accrued and unpaid interest up to, but not including, the applicable settlement date will be paid in cash on all validly tendered (and not validly withdrawn) and accepted Notes. The settlement date for all Notes tendered prior to the Early Tender and Consent Date is expected to occur as early as May 13, 2019, and the settlement for Notes tendered on or after the Early Tender and Consent Date is expected to occur on or about May 23, 2019, subject to the satisfaction of certain conditions. The conditions include, among others, that (i) the Company shall have completed the Bond Offering, on terms satisfactory to it, and the net proceeds to the Company from the Bond Offering, available existing cash of the Company and borrowings under the Company’s equity margin loan facility are sufficient to fund the maximum aggregate payments for Notes tendered in the Offer (assuming the tender of all outstanding Notes prior to the Early Tender and Consent Date) and related expenses and (ii) holders of Notes shall have tendered greater than $400 million in aggregate principal amount of Notes prior to the Early Tender and Consent Date. Teekay may waive these conditions in its sole discretion. Teekay may also amend, extend, or terminate the Offer in its sole discretion.

Holders tendering their Notes will be deemed to have delivered their Consent to the Proposed Amendments to the indenture governing the Notes, which will eliminate substantially all of the restrictive covenants and certain events of default and related provisions. Tendered Notes may not be withdrawn and Consents may not be revoked after 5:00 p.m., New York City time on May 7, 2019, unless such date is extended. Following receipt of Consents of at least a majority of the aggregate principal amount of the outstanding Notes (the Requisite Consents), Teekay will execute a second supplemental indenture effecting the Proposed Amendments.

The Offer and the Solicitation are being made pursuant to the terms and conditions contained in the Offer to Purchase and the related letter of transmittal and consent, copies of which may be requested from the Depositary and Information Agent for the Offer and the Solicitation, Ipreo LLC, by telephone at (888) 593-9546 or (212) 849-3880 (for eligible institutions only).

Persons with questions regarding the Offer or the Solicitation should contact the Dealer Manager for the Offer and the Solicitation, J.P. Morgan Securities LLC, at 383 Madison Avenue, New York, New York 10179, Attention: Liability Management Group, (866) 834-4666 (U.S. Toll-Free) or (212) 834-6950 (Collect).

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Teekay

Teekay is a leading provider of international crude oil and gas marine transportation services and offshore production and logistics. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), the world’s third largest independent owner and operator of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers, and its non-controlling interests in Teekay Offshore Partners L.P. (NYSE:TOO), the world’s largest provider of shuttle tankers and fourth largest independent provider of leased FPSO solutions. The combined Teekay entities manage and operate total assets under management of approximately $16 billion, comprised of 205 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,000 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock trades on the New York Stock Exchange under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com